TCW/DW TERM TRUST 2003
Item 77E				 Legal Proceedings
		Four purported class action lawsuits have been filed in the Superior Court for the State of California, County
of  Orange,  against  some  of  the  Trust's  Trustees  and
officers,  one of its underwriters, the lead representative
of  its  underwriters, the Adviser, the Manager  and  other
defendants  -  but  not  against the  Trust  -  by  certain
shareholders  of the Trust and other trusts for  which  the
defendants  act  in similar capacities.   These  plaintiffs
generally  allege violations of state statutory and  common
law  in  connection  with the marketing  of  the  Trust  to
customers  of one of the underwriters.  Damages,  including
punitive damages, are sought in an unspecified amount.		On
or  about October 20, 1995, the plaintiffs filed an amended
complaint consolidating these four actions.  The defendants
thereafter  filed answers and affirmative defenses  to  the
consolidated  amended complaint.  The  defendants'  answers
deny  all  of  the material allegations of the  plaintiffs'
complaint.   In 1996, the plaintiffs voluntarily dismissed,
without prejudice, their claims against the two defendants who were independent Trustees of the Trust. In March 1997, all of the remaining defendants in the litigation filed motions for judgment on the pleadings, seeking dismissal of all of the claims asserted against them. The defendants' motions were fully briefed by all parties and were the subject of a hearing before the Court on April 18, 1997.
In July 1997, the Court denied the motion for judgment on the pleadings. In August 1997, plaintiffs filed a motion for class certification. In their motion, the plaintiffs requested certification of a "nationwide" class of Term
Trust purchasers. On June 1, 1998, the Court granted in part and denied in part the plaintiffs' motion for class certification. The Court ruled that plaintiffs' motion was "granted as to [a California] statewide class," but was "denied as to a nationwide class." The Case has been settled subject to judicial approval following a fairness hearing. On October 13, 1998, three separate class actions alleging similar claims on behalf of the residents of the states of Florida, New Jersey and New
York were filed in the state courts of those states.
	The defendants removed the Florida action to federal court and the plaintiffs' motion to remand the action to state court was denied. Motions to dismiss were filed by the defendants in the Florida action on August 30, 1999, in the New Jersey action on July 26, 1999 and in the New York action on September 10, 1999. The New Jersey action was dismissed by the court with prejudice and no appeal was filed. The motion to dismiss the Florida action was denied on January 27, 2000 and the litigation remains pending. The Supreme Court of the State of dismissed the New York action with prejudice on April 25, 2000 and no appeal was filed. Certain of the defendants in these suits have asserted their right to indemnification from the Trust. The ultimate outcome of these matters is not presently determinable, and no provision has been made in the Trust's financial statements for the effect, if any, of such matters.